

Mail Stop 4546

September 9, 2016

Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

  Re: AC Immune SA
    Amendment No. 3 to Registration Statement on
    Form F-1
    Filed September 7, 2016
    File No. 333-211714

Dear Ms. Pfeifer:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 62

1. Please confirm whether the 10,819,000 shares outstanding is as of June 30, 2016 as it appears from the Statements of Changes in Equity that the amount at June 30, 2016 was different than the amount of 10,819,000 disclosed on page 8 as the balance at August 31, 2016.

2. Please explain why the number of as adjusted shares outstanding of 49,396,042 in the capitalization table is different from the 49,391,542 shares disclosed on page 65.

<u>Taxation, page 177</u>

3.   We note the statement on page 177 that "[i]n the opinion of Vischer Ltd., the following is a description of the material Swiss income tax consequences of owning and disposing our common shares." We note similar language for Davis Polk & Wardwell LLP on page 179. The disclosure must clearly state that the disclosure in the tax consequences section is the opinion of counsel. As currently drafted, counsel is opining that the disclosure is a description, but is not opining that the disclosure is the opinion of counsel. Please revise accordingly. For guidance, see Section III.C.2. of Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
   Richard D. Truesdell, Jr.
   Davis Polk & Wardwell LLP